Exhibit (a)(5)(A)

ACE AVIATION HOLDINGS INC. ANNOUNCES FINAL RESULTS OF ITS SUBSTANTIAL ISSUER BIDS FOR ITS OUTSTANDING 4.25% CONVERTIBLE SENIOR NOTES AND PREFERRED SHARES

MONTRÉAL, January 19, 2009 – ACE Aviation Holdings Inc. (ACE) announced today the final results of its offers to directly or indirectly purchase for cancellation all of its outstanding 4.25% Convertible Senior Notes (the Notes) and preferred shares, which offers expired at 5:00 p.m. (Montreal time) on January 19, 2009.  Based on final reports from CIBC Mellon Trust Company, the depositary under both offers, ACE confirmed that it has taken up and accepted for purchase and cancellation Notes in an aggregate principal amount of Cdn$258,863,000 and 8,300,000 preferred shares.  The Notes and preferred shares were directly and indirectly purchased by ACE for an aggregate purchase price of Cdn$232,976,700 for the Notes and an aggregate purchase price of Cdn$166,000,000 for the preferred shares in accordance with the terms of the offers.

Payment to the depositary for the Notes and preferred shares taken up and purchased by ACE under the offers will be made by January 22, 2009.

For Canadian tax purposes a deemed dividend of Cdn$20.00 arises in respect of the indirect purchase of each preferred share under the preferred share offer. For the enhanced dividend tax credit, under subsection 89(14) of the Income Tax Act (Canada) and for any corresponding provincial legislation, 4422716 Canada Inc., the offeror under the preferred share offer, designates the entire amount of Cdn$20.00 as an "eligible dividend".

Contacts:	Des Beaumont (Montréal)	(514) 205-7639

Internet:	www.aceaviation.com